Mail Stop 3561

November 29, 2005

Carlo Basile
President
Scopus Video Networks Ltd.
100 Overlook Center Drive
Princeton, NJ 08540

Re: 	Scopus Video Networks Ltd.
Registration Statement on Form F-1
Filed November 18, 2005
File No. 333-129804

Dear Mr. Basile:

      We have reviewed your registration statement and your response letter filed November 18, 2005, and we have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form F-1

1. Please file or provide us with a draft copy of your legality opinion with your next amendment. We must review this document before the registration statement is declared effective, and we may have additional comments.

2. We note that Messrs. Anghel, Silver and Tamir will be elected to your board of directors effective upon the sale of the shares in the offering. See Rule 438 of Regulation C.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-2

3. We remind you to have your auditor remove the legend appearing at the top of their report and consent. Please file a clean, properly signed and dated audit report and consent in an amendment to your Form F-1 prior to making your request for effectiveness.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director